UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

26 December 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@bsi.co.il

Blue Square Announces Appointment of Internal Auditor;

ROSH HAAYIN, Israel, December 26, 2004 – Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that the Board of Directors, following a recommendation of the Audit Committee, has appointed Ms. Ronit Zilberfarb as the Internal Auditor of Blue Square, effective January 1st, 2005.

        Ms. Zilberfarb is a Certified Public Accountant, holds a B.A. Degree in accounting economics from Bar Ilan University in Israel. Ms. Zilberfarb has over 20 years professional experience in Israel and abroad, including vast experience in internal auditing, external auditing, accounting, economic analysis, etc. Since 1999, Ms. Zilberfarb served as the Internal Audit Coordinator of Blue Square. Ms. Zilberfarb shall also serve as the Internal Auditor of Blue Square Chain Investments & Properties Ltd.(subsidiary of Blue Square).

Ms. Zilberfarb will replace Mr. Shmuel Tal who will retire on January 1, 2005 after serving in Blue Square for the last 22 years.

Blue Square expresses its appreciation and thanks to Mr. Shmuel Tal for his contribution to Blue Square.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 165 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2003.